UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 3)

MYERS INDUSTRIES, INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

628464109

(CUSIP Number)

John J. Jenkins

Calfee, Halter & Griswold LLP

The Calfee Building

1405 East Sixth Street

Cleveland, OH 44114-1607

216-622-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 628464109	13D/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen E. Myers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,698,298
	8.	SHARED VOTING POWER 753,322**
	9.	SOLE DISPOSITIVE POWER 1,698,298
	10.	SHARED DISPOSITIVE POWER 752,322**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,451,620
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.33%
14.	TYPE OF REPORTING PERSON* IN

*	Excludes 18,450 Common Shares held by Mr. Myers’ spouse, for which he disclaims beneficial ownership.

**	Mr. Myers shares voting power and dispositive power with respect to: (i) 253,021 Common Shares held by The Louis S. Myers & Mary S. Myers Foundation (the “Foundation”), of which Mr. Myers is a trustee; (ii) 20,500 Common Shares held by the Semantic Foundation (“Semantic”), of which Mr. Myers is a trustee; and (iii) 479,801 Common Shares held by MSM & Associates, LP (the “Partnership”), of which Mr. Myers is a shareholder of the Partnership. Mr. Myers may be deemed to have beneficial ownership of the shares held by the Foundation, Semantic and the Partnership as a result of his position with such organizations, although Mr. Myers disclaims beneficial ownership of such shares to the extent he does not hold a pecuniary interest with respect to such shares.

This Amendment No. 3 is filed by Stephen E. Myers and amends the Schedule 13D previously filed by Mr. Myers with the Securities and Exchange Commission (the “SEC”) on February 12, 1999 and later amended on April 24, 2007 and March 2, 2009 (“Schedule 13D”), relating to the common stock, no par value per share (the “Common Shares”) of Myers Industries, Inc. (“Myers” or the “Issuer”). The purpose of this Amendment No. 3 is to update Mr. Myers’ beneficial ownership information to reflect that, as a result of cumulative dispositions of Common Shares since the filing date of the last amendment to this Schedule 13D, the amount of Common Shares beneficially owned by Mr. Myers has decreased by more than one percent of the Issuer’s total outstanding Common Shares as of the date of this filing. The information below supplements the information previously reported.

Item 2.	Identity and Background.

As of the filing date of the last amendment to this Schedule 13D, Mr. Myers was a Director and the Chairman of the Board of Directors of the Issuer. Mr. Myers resigned from the Board of Directors effective as of March 10, 2010.

Item 5.	Interest in Securities of the Issuer.

(a) Items 7 through 11 and 13 of the cover page of this Schedule 13D which relate to ownership of Common Shares by Mr. Myers are hereby incorporated by reference in this response.

(b) Items 7 through 10 of the cover page of this Schedule 13D which relate to Mr. Myers’ voting and dispositive power with respect to the Common Shares which he beneficially owns are hereby incorporated by reference in this response.

(c) The following open market sales of Common Shares by Mr. Myers were effected through brokers since February 2, 2012:

Date	Number of Common Shares	Price per Common Share
February 2, 2012	10,000	$13.53
February 3, 2012	6,271	$13.77
February 13, 2012	10,000	$13.49
February 16, 2012	10,000	$14.66
March 9, 2012	2,400	$13.90
March 14, 2012	100	$13.96
March 26, 2012	10,000	$14.45
March 30, 2012	4,078	$14.77
April 2, 2012	10,000	$15.02
April 3, 2012	10,000	$15.58
April 5, 2012	10,000	$16.18

(d) Not applicable.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2012
(Date)

/S/ STEPHEN E. MYERS
(Signature)